ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

August 16, 2007

07026186

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
August 16, 2007 (ASX – Announcement & Media Release – Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

The primary reservoir objective is the Late Devonian aged Virgin Hills Formation. Valentine 1 is designed to intersect the interpreted Virgin Hills sandstones and carbonates near the structural crest of the prospect. The well will be drilled deviated to the 244mm (9 5/8") casing point at approximately 800 metres measured depth, building to a maximum hole angle of 20°. The Valentine 1 well will then be drilled to return to vertical at the top of the main objective section at approximately 3,220 metres measured depth. The deviation at 800m will accommodate the planned subsequent sidetracking operations required to drill the Stokes Bay 1 well, which will be drilled immediately after Valentine 1.


LEGEND
Joint Venture Permit Interest
Valentine Prospect
EP 104
PINNACLE FAULT
Valentine 1
King Sound
R1
Valentine Prospect Attributes
• Target Depth: -3115 m TVD
• Mean Potential: 379 BCF
• Upside Potential: 1091 BCF
EP 428
Point Torment 1
West Kora 1
Kora 1
L 98-9
Derby
0 10 km
123°15'E
123°30'E
123°45'E
17°15'S
17°30'S

The Valentine prospect is a large lowside fault closure that is mapped in both the EP104 and R1 permits and extends over an area of some 66 square kilometres along the Pinnacle fault system. The Valentine reservoir objective is interpreted to be a slope fan / marine sand body which has a very distinctive seismic signature. The principal risk on the prospect is interpreted to be the stratigraphic updip seal mechanism, but the distinctive seismic signature of the objective section and the proven good petroleum source potential of the underlying Gogo Formation shales, together with the large potential hydrocarbon volumes, make it an attractive target.

The Stokes Bay 1 well is planned to be drilled by sidetracking from the Valentine 1 wellbore after the completion of drilling operations at Valentine 1. Stokes Bay 1 is planned as a test of the extent and reservoir development of the gas accumulation intersected by the Point Torment 1 well and will be drilled as a deviated well with a total depth of approximately 2,500 metres. Point Torment 1 was drilled in 1992 and subsequently flowed gas at a rate of up to 4.3 million cubic feet of gas per day from the Carboniferous aged Anderson Formation sandstones. Subsequent tests of these sands produced ambiguous information on potential volumes and reservoir quality and the Stokes Bay 1 well is designed to provide a definitive test of the reservoir quality and extent of the accumulation.

Final interests in R1 and EP104 post the Valentine 1 well farmin earning program are:

ARC Energy Limited (Operator)	38.95%
Empire Oil and Gas NL	14.8%
Emerald Oil & Gas NL	12.75%
Pancontinental Oil & Gas NL	10%
Phoenix Resources PLC	10%
First Australian Resources Limited	8%
Indigo Oil Pty Ltd	5.5%

A Drilling Report on the well is contained in the attached well summary sheet.

VALENTINE DRILLING REPORT
CANNING BASIN, WESTERN AUSTRALIA

Date:	16 August 2007	
Permit:	R1	
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E	
Directional offset to target:	0 metres	
Elevation:	Ground Level is 12.1mAMSL Rotary Table is 17.8mAMSL	
Prognosed Depths (measured KB):	**Top primary objective**	**Total depth**
	3,222 metres	3,407 metres
Prognosed drilling time:	25 days	
Spud Date:	1230 hrs, WST 12 August 2007	
Present Depth:	644 mMD	
Time of Reporting:	0600 hrs, WST 16 August 2007	
Operations Since Last Report:	Set 13 3/8" casing at 112m	
Current Operations:	Drilling ahead 12 ¼" hole	
Hydrocarbon indications:	None	
Participants in the well (post earning):	ARC Energy Limited - 38.95% (Operator) Empire Oil and Gas NL - 14.8% Emerald Oil & Gas NL - 12.75% Pancontinental Oil & Gas NL - 10.0% Phoenix Resources PLC - 10.0% First Australian Resources Limited - 8.0% Indigo Oil Pty Ltd - 5.5%	
Comment:	N/A	

For information on FAR's drilling activities visit our website at www.far.com.au

END